EXHIBIT 99.1

Golar LNG Partners LP Fourth Quarter 2016 Cash Distribution

Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended December 31, 2016 of $0.5775 per unit. This cash distribution will be paid on February 14, 2017 to all unitholders of record as of the close of business on February 7, 2017

Golar LNG Partners LP
Hamilton, Bermuda
January 26, 2017

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.